Exhibit 99.1

VESTA ANNOUNCES THE RENEWAL OF THE MARKET MAKER SERVICES AGREEMENT IN MEXICO

Mexico City, Mexico, August 23, 2023 – Corporación Inmobiliaria Vesta, S.A.B. de C.V. (“Vesta”), a leading industrial real estate company in Mexico, announced today that it has renewed its market maker services agreement in Mexico with BTG Pactual Casa de Bolsa, S.A.B. de C.V. Through this agreement, Vesta intends to promote the trading liquidity commitment of its shares listed on the Mexican Stock Exchange.

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of June 30, 2023, Vesta’s portfolio was comprised of 204 buildings in modern industrial parks in 15 states of Mexico, totaling a gross leasable area of 34.6 million square feet (3.3 million square meters). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging, among others. For more information, visit: www.vesta.com.mx.

Investor Relations Contact in Mexico:	In New York:
Juan Sottil, CFO	Barbara Cano
jsottil@vesta.com.mx	barbara@inspirgroup.com
Tel: +52 55 5950-0070 ext.133	Tel: +1 646 452 2334

Fernanda Bettinger, IRO
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Tel: +52 55 5950-0070 ext.163